SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 25, 2008

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

ASSETS:	2007	2006
Investments at fair value-
Investment contract with insurance company	$8,846,086	$8,565,195
Mutual funds	35,889,096	33,373,048
Common collective trust	81,010	311,223
Common stock	1,325,544	1,381,289
Participant loans	502,434	418,616

Total investments, at fair value	46,644,170	44,049,371

Receivables-
Employer matching contribution	29,554	29,710
Employer retirement contribution	725,367	737,709
Participant contributions	69,226	60,371
Pending trades	—	48,015
Accrued investment income	—	789

Total receivables	824,147	876,594

Total assets	47,468,317	44,925,965

LIABILITIES:
Benefits payable	—	337,133

Total liabilities	—	337,133

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	47,468,317	44,588,832
Adjustments from fair value to contract value for fully-benefit responsive investment contracts	—	(37,521)

NET ASSETS AVAILABLE FOR BENEFITS	$47,468,317	$44,551,311

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment Income -
Net depreciation in fair value of investments	$(261,981)
Interest and dividends	3,136,540
Loan repayment interest	18,700

Total investment income	2,893,259

Contributions:
Employer matching contributions	986,928
Employer retirement contributions	725,703
Participant contributions	2,492,404
Rollover contributions	221,311

Total contributions	4,426,346

Total additions	7,319,605

DEDUCTIONS:
Benefit paid to participants	4,284,386
Administrative expenses	118,213

Total deductions	4,402,599

Increase in net assets	2,917,006

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	44,551,311

End of Year	$47,468,317

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions beginning on the first day of the month subsequent to their date of hire, as defined in the Plan Document. Wilmington Trust Company and Wachovia Bank, N.A. were custodians of the Plan’s assets. USI Retirement Services, Inc. served as the Recordkeeper of the Plan. Effective October 1, 2007, Vanguard Fiduciary Trust Company (“VFTC”) became the Trustee, Custodian and Recordkeeper for the Plan. Diversified Investment Advisors (“Diversified”) also serves as Custodian of a portion of the Plan’s assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month after completion of one year of service. In addition, after the end of the Plan Year, the Company will make a Retirement Contribution in the amount of 3% of annual eligible compensation on behalf of all eligible participants (“Retirement Contributions”). For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, a family of target retirement funds, a common/collective trust fund, the WPP Stock Fund and an insurance investment contract as investment options for participants. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract.

Vesting—Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

Forfeited Accounts—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $34,136 and $103,373, respectively. These amounts are used to offset the Company’s future contributions (Matching or Retirement) or Plan expenses. During the year ended December 31, 2007, forfeitures were used to offset employer contributions and Plan expenses.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustees of the Plan. Principal and interest are paid ratably through payroll deductions. At December 31, 2007, interest rates ranged from 4% to 9%, for outstanding loans. Participant loans at December 31, 2007 and 2006 were $502,434 and $418,616, respectively.

Payment of Benefits—On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest which approximates their market value, and the insurance contract with Diversified. The Plan’s units of participation in the MetLife Stable Value Fund represent an undivided interest in the underlying assets of the trust. The purchase and redemption price of the units is determined periodically by the Trustee, based on the current market values of the underlying assets of the funds. As described in Note 2 above, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans. The investment contract held by the Plan is reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes an investment in a pooled separate account with Diversified. Investment income and administrative expenses are allocated based upon the ending balance of each plan in the pooled separate account. The pooled separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by Diversified. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The contract is considered fully benefit-responsive in accordance with FSP AAG INV-1 and SOP 94-4-1.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

The contract value of the investment in the insurance contract was $8,846,086 and $8,527,674 at December 31, 2007 and 2006, respectively. Investment income from the insurance investment contract totaled $372,681 for the year ended December 31, 2007. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.75% for 2007. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Investment Contract with Diversified Investment Advisors	$8,846,086	$8,527,674
American Balanced Fund	—	8,894,577
Goldman Sachs Capital Growth Fund	—	4,791,517
American EuroPacific Growth Fund	6,058,540	4,404,470
Washington Mutual Investment Fund	3,144,826	3,958,954
AIM Constellation Fund	—	2,085,674
Enterprise Small Company Value Fund	—	2,538,077
Vanguard Morgan Growth Fund	8,766,187	—
Vanguard Wellington Fund	9,015,357	—

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($261,981) as follows:

Mutual funds	$(141,857)
Common collective trust funds	7,558
WPP Group plc stock	(127,682)

Net depreciation in fair value of investments	$(261,981)

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. At December 31, 2007 and 2006, the Plan held 20,528 and 20,379 shares, respectively, of WPP stock, valued at $1,319,745 and $1,381,289, respectively. During the year ended December 31, 2007, the Plan recorded dividend income on the WPP shares of $17,374.

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN: 13-3016062
DECEMBER 31, 2007	PN: 001

(a)	(b)Identity of Issue, Borrower, Lessor or Similar Party	(c)Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)Cost	(e)Current Value
	Investment Contract with Diversified Investment Advisors	Pooled Separate Accounts	**	$8,846,086
	American EuroPacific Growth Fund	Mutual Fund	**	6,058,540
	Buffalo Small Cap Fund	Mutual Fund	**	7,376
	Columbia Acorn Fund	Mutual Fund	**	1,705,504
	Lord Abbett Mid Cap Value	Mutual Fund	**	1,900,758
*	Vanguard 500 Index Fund	Mutual Fund	**	116,213
*	Vanguard Extended Market Index Inv	Mutual Fund	**	65,704
*	Vanguard Global Equity Fund	Mutual Fund	**	1,680,464
*	Vanguard Morgan Growth Fund	Mutual Fund	**	8,766,187
*	Vanguard Sm-Cap Value Index Fund	Mutual Fund	**	2,194,169
*	Vanguard Target Retirement 2010	Mutual Fund	**	249,564
*	Vanguard Target Retirement 2015	Mutual Fund	**	481,306
*	Vanguard Target Retirement 2020	Mutual Fund	**	1,438
*	Vanguard Target Retirement 2025	Mutual Fund	**	3,690
*	Vanguard Target Retirement 2030	Mutual Fund	**	85,722
*	Vanguard Target Retirement 2035	Mutual Fund	**	26,790
*	Vanguard Target Retirement 2040	Mutual Fund	**	528
*	Vanguard Target Retirement 2045	Mutual Fund	**	440
*	Vanguard Target Retirement 2050	Mutual Fund	**	631
*	Vanguard Total Bond Market Index	Mutual Fund	**	101,225
*	Vanguard Total International Stock Index	Mutual Fund	**	261,974
*	Vanguard Wellington Fund	Mutual Fund	**	9,015,357
*	Vanguard Windsor II Fund	Mutual Fund	**	20,690
	Washington Mutual Investors Fund	Mutual Fund	**	3,144,826
*	Vanguard Retirement Savings Trust	Common Collective Trust	**	81,010
*	WPP Group Stock Fund	Common Stock	**	1,319,745
	Cash and pending activity			5,799
*	Participant Loan Fund	Loans issued to employees, at interest rates ranging from 4.0% to 9%, with maturities ranging from 2008 to 2025		502,434

				$46,644,170

*	Permitted party-in-interest
**	Cost information not required for participant-directed investments and is, therefore, not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: June 27, 2008	By:	/s/ Mark J. Thorne
	Name:	Mark J. Thorne
	Title:	Executive Vice President Chief Operating Officer, Worldwide

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm